UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

June 7, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell 2010 Annual General Meeting of Shareholders
2009 Financial Statements Adopted; All Resolutions Approved

Leiden, The Netherlands (June 4, 2010) – Dutch biopharmaceutical company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that the Annual General Meeting of Shareholders (AGM) held today in Leiden adopted the 2009 financial statements. In addition, the AGM reappointed Mr. J.P. Oosterveld as member of the Supervisory Board; Mr. W. Burns, Mr. J. Shannon and Mr. G. Siber were appointed as new members of the Supervisory Board.

The shareholders of Crucell were represented in person, by proxy voting, or by voting instruction, representing a total of 36,2% of the total issued share capital entitled to vote.

The shareholders approved the appointments of Mr. William Burns, Mr. James Shannon and Mr. George Siber as members of the Supervisory Board. The appointments are for a term of four years, until 2014. The Chairman of the Supervisory Board, Mr. Jan Pieter Oosterveld was reappointed for a term of four years by Crucell’s shareholders.

Furthermore the AGM approved the 2009 financial statements and all other resolutions.

At the meeting, presided by Jan Oosterveld, Chairman of the Supervisory Board, Ronald Brus, CEO of Crucell and Leon Kruimer, CFO discussed the company’s 2009 results, reiterated the outlook for 2010, and presented their views on the business and strategy of the company to shareholders. The slides of the presentation given at the AGM are available on the company’s website www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast

1 Use continued strong operating cash flow to accelerate product development. R&D spending to increase by over one-third. Maintain a healthy operating profit. Revenues and other operating income broadly in line with 2009. (Guidance currency = EUR/USD rate of 1.41).

majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine called Quinvaxem®. Quinvaxem® protects against five important childhood diseases and over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. Through Quinvaxem® and its innovation, Crucell has become a major partner in protecting children in developing countries. Crucell’s core portfolio also includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

For further information please contact:
Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

June 7, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications & Investor Relations